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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 20, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Sir or Madam:

Included herewith for filing on behalf of the Registrant, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 48 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with (1) changes to the name, investment objective, principal investment strategy, and principal risks of Hartford AAA CLO ETF (formerly, Hartford Short Duration ETF), a series of the Registrant; (2) changes to the name, investment objective, principal investment strategy, and principal risks of Hartford Strategic Income ETF (formerly, Hartford Sustainable Income ETF), a series of the Registrant; and (3) changes to the structure of Hartford Large Cap Growth ETF, a series of the Registrant, from a “semi-transparent” ETF, which does not publicly disclose all its portfolio holdings on a daily basis, to a “transparent” ETF, which discloses all its portfolio holdings daily and operates in reliance on Rule 6c-11 under the Investment Company Act of 1940, as amended, and related changes to the Hartford Large Cap Growth ETF’s principal risks. With respect to the Hartford AAA CLO ETF, these changes took effect on February 12, 2024, and shareholders were notified of the changes via a prospectus supplement dated December 6, 2023. With respect to the Hartford Strategic Income ETF, these changes are scheduled to take effect on September 30, 2024, and shareholders were notified of the changes via a prospectus supplement dated June 20, 2024. With respect to Hartford Large Cap Growth ETF, these changes took effect on July 1, 2024, and shareholders were notified of the changes via a prospectus supplement dated May 15, 2024.

For administrative convenience, this filing includes other series of the Registrant with the same fiscal year-end, but the Registrant does not believe that the changes made in this Amendment related to those series are material. We therefore request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this Amendment receive selective review from the Commission and its staff (the “Staff”) limited to the changes discussed above because additional disclosures set forth in this Amendment are “not substantially different” from the disclosures that the Registrant previously filed in Post-Effective Amendment No. 47 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (filed on February 2, 2024 for the Hartford Quality Value ETF), Post-Effective Amendment No. 46 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (filed on November 28, 2024 for the Hartford Large Cap Growth ETF), and Post-Effective

Amendment No. 45 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (filed on November 28, 2023 for the Hartford Schroders Commodity Strategy ETF, Hartford Core Bond ETF, Hartford Municipal Opportunities ETF, Hartford Short Duration ETF, Hartford Sustainable Income ETF, Hartford Schroders Tax-Aware Bond ETF, and Hartford Total Return Bond ETF). The Registrant believes that no other area of the Amendment warrants particular attention. Selective review would serve to expedite the review process for the Registrant, as well as use the Staff’s time and resources more effectively.

Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective on November 27, 2024. No fee is required in connection with this filing. Please contact me at 202.261.3464 or adam.teufel@dechert.com with any comments or questions concerning this filing. Thank you in advance for your consideration.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc: Alice A. Pellegrino
John V. O’Hanlon